Exhibit 99.1

NMG Acquires Mason Resources’ Lac Guéret Graphite Deposit/Uatnan Mining Project – One of the World’s Largest Graphite Projects in Development

+ NMG has agreed to acquire 100% of Mason Resources’ Lac Guéret graphite deposit to secure a world-class asset which will underpin NMG’s planned Phase-3 expansion.

+ Preliminary economic assessment of the Uatnan Mining Project has demonstrated attractive economics for a targeted production of approximately 500,000 tonnes of graphite concentrate per annum over a 24-year life of mine, making it one of the World’s largest graphite projects in development.

+ NMG is committed to developing the asset in close collaboration with the Innu First Nation of Pessamit.

+ As for its current operations, NMG is committed to promoting best-practice environmental assessment, ecoengineering, and stakeholder engagement.

+ Acquisition to position NMG as a leading graphite producer with 100% ownership in North America’s two largest and most advanced projected natural graphite operations leveraging its knowledgeable workforce of over 100 employees, operational Phase-1 facilities, and clean extraction and processing technologies.

+ Graphite demand for lithium-ion batteries is projected to grow to more than 10 million tonnes per annum by the end of the decade, a 537% increase according to Benchmark Mineral Intelligence with a significant portion within North America where a clear unbalanced supply and demand situation is anticipated (December 2023).

+ With today’s transaction, NMG will have the ability to service customers for decades to come with battery-grade graphite extracted and refined with the exclusive use of hydropower, positioning the Company as an attractive, ESG-driven, and unique strategic source.

MONTRÉAL--(BUSINESS WIRE)--January 22, 2024--Nouveau Monde Graphite Inc. (“NMG“ or the “Company”) (NYSE: NMG, TSX.V: NOU) has entered into an asset purchase agreement with Mason Resources Inc. (“Mason”) (TSX.V: LLG, OTCQX: MGPHF) for the acquisition of the entire Lac Guéret Property, targeted for the development of the Uatnan Mining Project. The transaction strengthens the Company’s long-term vision to be a dominant force in the supply of carbon-neutral anode material for the Western market. NMG’s active commercial discussions with tier-1 battery and electric vehicle (“EV”) manufacturers, including Panasonic Energy Co., Ltd. (“Panasonic Energy”), a wholly owned subsidiary of Panasonic Holdings Corporation (“Panasonic”) (TYO: 6752), confirm the strong projected demand by battery materials analysts for graphite. This acquisition of another major asset in Québec, Canada, reinforces NMG’s fully vertically integrated production model in North America with the highest ESG standards of the industry, as validated by Benchmark Mineral Intelligence’s Sustainability Index.

Arne H Frandsen, Chair of NMG, declared: “With its very large, high-quality natural graphite deposit, the acquisition of the Lac Guéret deposit represents a strategically important move by NMG. This addition of a world-class asset to NMG’s portfolio of resources, underpins the Company’s growth prospects and commercial attractiveness. It also puts us in a unique position in the global battery materials space. Our leadership and strong technical teams are looking forward to the smart further development of the Lac Guéret asset, fully synchronized with NMG’s current execution plans. We also warmly welcome Mason as a shareholder of NMG as we build a pioneering – and possibly the largest! – integrated natural graphite production in the Western World.”

Eric Desaulniers, Founder, President and CEO of NMG, said: “In light of commercial discussions for our Phase-2 production out of the Matawinie Mine and Bécancour Battery Material Plant, we are confident in the current and future demand for ethically sourced and environmentally produced graphite-based anode material. NMG is set to match the sustained market growth with a robust expansion plan now secured in the Uatnan Mining Project. Uitshi-atussemitutau – NMG aspires to work together with the Innu First Nation of Pessamit – is our vision for the development of this project. We are committed to a strong involvement of the First Nation and active engagement with the region’s community and stakeholders to ensure a responsible and sustainable development.”

Asset Purchase Agreement

NMG has agreed to acquire 100% of Mason’s Lac Guéret Property, which consists among other things of 74 map-designated claims totalling 3,999.52 hectares. The consideration for the acquisition of the Lac Guéret Property is payable in 6,208,210 common shares of NMG, representing 9.25% of the pro forma issued and outstanding shares of NMG, to be issued to Mason upon the closing of the transaction. A subsequent payment of $5,000,000 will be made to Mason at the start of commercial production of the contemplated Uatnan Mining Project. 3,104,105 of the common shares of NMG to be issued in connection with the transaction will be subject to a lock-up for a period of 12 months and the remaining 3,104,105 common shares of NMG will be subject to a lock-up of 18 months. The shares of NMG will also be subject to a four-month hold period pursuant to Canadian securities laws.

Closing of the transaction is expected to occur on or before January 31, 2024, and is subject to certain standard conditions, including the receipt of the final approval from the TSX Venture Exchange.

The asset purchase agreement supersedes and terminates the previously announced investment agreement and option and joint venture agreement between NMG and Mason.

Planned Development of the Uatnan Mining Project

NMG published in 2023 a preliminary economic assessment (“PEA”), according to National Instrument 43-101 Standards of Disclosure for Mineral Projects, for the Uatnan Mining Project. The PEA, conducted by engineering firms BBA Inc. and GoldMinds Geoservices Inc., showed strong economics for NMG’s updated operational parameters and production volumes targeting the production of approximately 500,000 tonnes of graphite concentrate per annum over a 24-year life of mine (“LOM”).

Table 1: Operational Parameters of the Uatnan Mining Project

OPERATIONAL PARAMETERS
LOM	24 years
Nominal annual processing rate	3.4 M tonnes
Stripping ratio (LOM)	1.3:1
Average grade (LOM)	17.5% Cg
Average graphite recovery	85%
Average annual graphite concentrate production (LOM)	500,000 tonnes
Finished product purity	94% Cg

The PEA is preliminary in nature and includes Inferred Mineral Resources, considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves have not demonstrated economic viability. Additional trenching and/or drilling will be required to convert inferred mineral resources to indicated or measured mineral resources. There is no certainty that the resources development, production, and economic forecasts on which this PEA is based will be realized.

Table 2: Economic Highlights of the Uatnan Mining Project

ECONOMIC HIGHLIGHTS	Uatnan Mining Project
Pre-tax NPV (8% discount rate)	C$ 3,613 M
After-tax NPV (8 % discount rate)	C$ 2,173 M
Pre-tax IRR	32.6%
After-tax IRR	25.9%
Pre-tax payback	2.8 years
After-tax payback	3.2 years
Initial CAPEX	C$ 1,417 M
Sustaining CAPEX	C$ 147 M
LOM OPEX	C$ 3,236 M
Annual OPEX	C$ 135 M
OPEX per tonne of graphite concentrate	C$ 268/tonne
Concentrate selling price	US$ 1,100/tonne

All costs are in Canadian dollars with the exception of the graphite sale price which is provided in US dollars.

Table 3: Current Pit-Constrained Mineral Resource Estimate

IN-PIT CONSTRAINED MINERAL RESOURCES	Tonnes (Mt)	Grade (% Cg)	Cg (Mt)
Measured	19.02	17.9	3.40
Indicated	46.62	16.9	7.89
Total Measured + Indicated	65.64	17.2	11.30
Inferred	17.82	17.2	3.07

Notes :

  The Mineral Resources provided in this table were estimated by M. Rachidi P.Geo., and C. Duplessis, Eng., (QPs) of GoldMinds Geoservices Inc., using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.
  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, market or other relevant issues. The quantity and grade of reported Inferred Mineral Resources are uncertain in nature and there has not been sufficient work to define these Inferred Mineral Resources as indicated or Measured Mineral Resources. There is no certainty that any part of a Mineral Resource will ever be converted into Mineral Reserves.
  The Mineral Resources presented here were estimated with a block size of 3mE x 3mN x 3mZ. The blocks were interpolated from equal-length composites (3 m) calculated from the mineralized intervals.
  The Mineral Resource estimate was completed using the inverse distance to the square methodology utilizing three runs. For run 1, the number of composites was limited to ten with a maximum of two composites from the same drillhole. For runs two and three the number of composites was limited to ten with a maximum of one composite from the same drillhole.
  The Measured Mineral Resources classified using a minimum of four drillholes. Indicated resources classified using a minimum of two drillholes. The Inferred Mineral Resources were classified by a minimum of one drillholes.
  Tonnage estimates are based on a fixed density of 2.9 t/m3.
  Mineral Resources are stated at a cut-off grade of 5.75% C(g).

The Uatnan Mining Project lies within Nitassinan, the Innu of Pessamit’s ancestral territory, and the Rivière-aux-Outardes municipality located in the Côte-Nord administrative region, Québec, Canada, approximately 220 km as the crow flies, north northwest of the town of Baie-Comeau. The Uatnan Mining Project is accessible by road 389 and then by following Class 1 forestry roads.

Sustainability is center to NMG’s value proposition and will be reflected in the next phase of work as the Company prioritizes the signature of a pre-development agreement with the Innu First Nation of Pessamit. The Company plans to maintain a transparent dialogue with the First Nation as it advances the project development to ensure the respect of their rights, the protection of the environment, their culture and way of life, as well as the inclusion of their perspective, and traditional knowledge.

As NMG’s team expands its relationships with the First Nation, the community and local stakeholders, the Company will prepare for subsequent studies to advance the Uatnan Mining Project. NMG has already mapped out a detailed workplan to enable the preparation of a feasibility study, including on-site fauna and flora inventories, geological surveys, environmental studies, impact assessment, stakeholder consultation, etc. True to its practices in developing the Matawinie Mine, NMG is committed to a responsible, sustainable, and inclusive process to bring the Uatnan Mining Project from opportunity to engineering, construction and commercial production.

NMG will leverage its team of over 100 employees from all specialties – from metallurgy and environment to mining, research and development, and sales – plus its operational Phase-1 concentration and processing facilities to support the development of the Uatnan Mining Project.

Market Underpinnings

NMG’s acquisition of the Lac Guéret Property aims at securing the asset in view of the growing demand for locally produced natural graphite and the Company’s planned Phase-3 expansion to supply the Western market.

Pushed by growth in electric vehicles, energy storage systems and other clean technology applications, graphite demand for lithium-ion batteries is projected to reach to over 10 million tonnes per annum by 2030, a 537% increase according to Benchmark Mineral Intelligence’s (December 2023) latest market assessment.

In late 2023, China and the U.S. have sharpened their respective trade instruments targeting graphite materials. China now enforces restrictions on Chinese graphite materials exports. The U.S. Government has indicated that battery material sourced from China and other foreign entities of concern will not be eligible for EV tax credits under the Inflation Reduction Act. These recent political developments reaffirm the importance of establishing of a local, resilient, and ESG-compliant supply chain of graphite to support battery and EV production.

NMG is projected to become the largest natural graphite producer in North America, fully integrated from ore to anode material, and with demonstrated sustainability performance.

Scientific and technical information presented in this press release was reviewed and approved by Eric Desaulniers, MSc, P.Geo., a Qualified Person as defined under NI 43-101.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada, for the growing lithium-ion and fuel cell markets. With enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

About Mason Resources

Mason Resources Inc. is a Canadian corporation focused on seeking investment opportunities. Mason is the largest shareholder of Black Swan Graphene Inc. (“Black Swan”) (TSX.V: SWAN) (OTCQB: BSWGF) focusing on the large-scale production of patented high-performance and low-cost graphene products aimed at several industrial sectors, including concrete and polymers, which are expected to require large volumes of graphene and, in turn, large volumes of graphite. Black Swan aims at leveraging Québec’s emerging graphite industry to establish an integrated supply chain. In 2023, Black Swan, Nationwide Engineering Research & Development Ltd., and Arup Group Ltd. announced strategic partnerships and, in 2024, Black Swan announced a commercial agreement with Hubron International Ltd. Black Swan’s graphene processing technology was developed over the span of a decade by Thomas Swan & Co. Ltd., a United Kingdom-based global chemicals manufacturer, with a century-long track record. For more information: www.masonresourcesinc.com and www.blackswangraphene.com.

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Cautionary Note

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the closing of the transaction, the results of the PEA, trends in legislation, consumer preferences, and industry standards, NMG’s performance with respect to the initiatives described in this press release, the nature of relationships with stakeholders such as the local community including the Innu First Nation of Pessamit, future demand for batteries and graphite, the intended production of carbon-neutral anode material, Mineral Resource estimates (including assumptions and estimates used in preparing the Mineral Resource estimates), the general business and operational outlook of the Company, the Company’s future growth and business prospects, the Company’s ESG commitments, initiatives and goals, the Company’s goal to become the largest natural graphite producer in North America and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation at estimated prices of the equipment supporting the production, assumed sale prices for graphite concentrate, the accuracy of any Mineral Resource estimates, future currency exchange rates and interest rates, political and regulatory stability, prices of commodity and production costs, the receipt of governmental, regulatory and third party approvals, licenses and permits on favorable terms, sustained labor stability, stability in financial and capital markets, availability of equipment and critical supplies, spare parts and consumables, the various tax assumptions, CAPEX and OPEX estimates, all economic and operational projections relating to the project, local infrastructures, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, those risks, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, including the changes in China’s policy regarding restrictions on Chinese graphite materials exportations, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 23, 2023, including in the section thereof captioned “Risk Factors”, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Company has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR+ database (www.sedarplus.ca), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA
Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS
Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com